Mail Stop 3561

September 18, 2008

By U.S. Mail

Mr. Bernard F. Denoyer
Senior Vice President, Finance
Synergy Pharmaceuticals, Inc.
420 Lexington Avenue, Suite 1609
New York, New York 10170

      Re: **Synergy Pharmaceuticals, Inc.**
             Form 10-KSB for Fiscal Year Ended December 31, 2007
             File No. 333-131722

Dear Mr. Denoyer:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                Sincerely,

                William Thompson
                Accounting Branch Chief